UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 31, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Ironwood Pharmaceuticals, Inc.

File No. 1-34620 - CF#30032

_____

       Ironwood Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 8, 2013.

       Based on representations by Ironwood Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

                Exhibit 10.1   through December 31, 2017

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                Elizabeth M. Murphy
                Secretary